

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Clayton Chun
Executive Vice President, Chief Financial Officer and Treasurer
Alexander & Baldwin, Inc.
822 Bishop Street
Post Office Box 3440
Honolulu, Hawaii 96801

> **Re: Alexander & Baldwin, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-35492**

Dear Clayton Chun:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction